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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50006

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **1/1/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **South Atlantic Enterprises, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4030 Wake Forest Road, Suite 300

(No. and Street)

Raleigh   **NC**   **27609**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert L. Abbott Jr.   **919-637-0073**   sabbott@jimbobcapital.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Scharf Pera & Co., PLLC

(Name – if individual, state last, first, and middle name)

4600 Park Road, Suite 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)
9/18/2003		28	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Abbott Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of South Atlantic Enterprises, Inc. _____, as of 12/31 _____, 2025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Notary Public

Signature _____

Title: President

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
South Atlantic Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of South Atlantic Enterprises, Inc., as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to South Atlantic Enterprises, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of South Atlantic Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of South Atlantic Enterprises, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera Co. PLLC

Scharf Pera & Co., PLLC
We have served as South Atlantic Enterprises, Inc's auditor since 2016
Charlotte, North Carolina
February 25, 2026

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash and cash equivalents	$	506,321
Marketable securities		13,115
	$	**519,436**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	591

Stockholder's Equity

Common stock, $1 par value, 100,000		
shares authorized, 100 issued and outstanding		100
Additional paid-in capital		133,034
Retained earnings		385,711
		518,845
	$	**519,436**

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2025

REVENUE

Management and investment advisory income	$	108,000
Dividends and interest		20,528
Net trading gain		8,810
		137,338

EXPENSES

Employee compensation and benefits	75,002
Taxes and licenses	1,610
Payroll taxes	4,720
Technology and communications	882
Office expense and other	6,317
Rent/occupancy	780
Professional services	14,422
Dues and publications	3,339
	107,072

NET INCOME $ 30,266

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2025

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity	
Stockholder's Equity January 1, 2025	$	100	$	133,034	$	417,917	$	551,051
Net Income		-		-		30,266		30,266
Distributions		-		-		(62,472)		(62,472)
Stockholder's Equity December 31, 2025	$	100	$	133,034	$	385,711	$	518,845

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net income $ 30,266
Adjustments to reconcile net income
  to net cash provided by operating activities:

Changes in operating assets and liabilities:
  Decrease in accounts payable & accrued liabilities   (347)
  Increase in securities owned   (8,805)

Net cash provided by operating activities   21,114

CASH FLOWS FROM FINANCING ACTIVITIES
  Shareholder distributions   (62,472)

Net cash used in financing activites   (62,472)

NET DECREASE IN CASH   (41,358)

Cash and cash equivalents at beginning of year   547,679

Cash and cash equivalents at end of year $ 506,321

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:
  Interest expense $ -0-
  Income taxes $ -0-

See Accompanying Notes to Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

Accounting method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulation Authority, and it follows the accounting and record keeping policies established by those agencies.

Revenue recognition

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of the ASC 606 include transaction agreements. The company generally recognizes revenue pursuant to the terms of its transaction agreements at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled.

Other revenue

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

The company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2022.

Use of estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include money market funds or highly liquid investments with original maturities of ninety days or less, other than those used for trading purposes. Cash balance at December 31, 2025 includes $117,159 of certificate of deposit maturing March 20, 2026.

Fair value of financial instruments-marketable securities

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Fair value based on other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

developed based on the best information available in the circumstances and may include the company's own data.

The securities owned by the company are all valued using Level 1 inputs. Additionally, the company's financial instruments include cash, accounts payable and accrued expenses. The carrying amounts of these financial instruments approximate fair value due to their short term maturities.

The company had no transfers into or out of Level 1 fair value instruments during 2025, nor did it hold any Level 2 or Level 3 financial instruments during 2025. The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities.

NOTE 2 – MARKETABLE SECURITIES

The company's marketable securities consist of corporate stocks that are valued using Level 1 inputs. As of December 31, 2025 the fair value was $13,115.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2025, not to exceed certain established statutory limits. There was a $15,000 contribution in 2025.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(ii) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINTIES, CONTINGENCIES AND RISKS

The company maintains cash deposits in various financial institutions which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) insured limits. At December 31, 2025, the company did not exceed insured limits. The company has historically not experienced any losses on its cash deposits in relation to FDIC and SIPC insurance limits.

The company has not accrued a loss contingency as there is no indication that it is probable or reasonably possible that an asset has been impaired or a liability had been incurred

February 25, 2026

mpany is subject to regulatory examinations or other censures, fines or other sanctions. Management tion will not be material to the company's statement of under any current examination as of February 25, 2026

In the normal course of business, the co inquiries. These matters could result in c believes the outcome of any resulting act financial condition. The company is not i and there are no actions to disclose.

NOTE 6 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, unless the company makes 10 or more trades during the year for its own account. During 2025, the company did not exceed 10 trades. At December 31, 2025, the company had net capital of $265,650. This amount exceeded the required net capital by $260,650. The company's aggregate indebtedness to net capital was .22% for the year ended December 31, 2025.

NOTE 7 – SEGMENT REPORTING

The company has one reportable operating segment that the chief operating decision maker ("CODM") uses to evaluate business performance. This segment's assets are reported as total assets on the statement of financial condition and this segment's results of operations are reported on the statement of operations. The company's CODM is its president.

NOTE 8 – SHORT-TERM LEASES

Starting January 1, 2025, the company is in a non-binding month to month office arrangement.

NOTE 9 – SUBSEQUENT EVENTS

The company evaluated events and/or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure through February 25, 2026 the date the financial statements were available to be issued. No other events or transactions were identified that affect the company's December 31, 2025 financial statements or that require further disclosure.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2025

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2025

TOTAL STOCKHOLDER'S EQUITY	$	518,845
DEDUCTIONS AND/OR CHANGES		
Nonallowable assets		
Cash		(246,022)
TENTATIVE NET CAPITAL		272,823
Haircuts		(7,173)
NET CAPITAL	$	265,650
AGGREGATE INDEBTEDNESS		
Liabilities	$	591
PERCENTAGE OF AGGREGATE INDEBTEDNESS		
TO NET CAPITAL		0.22%
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER		
MINIMUM REQUIRED	$	260,650

The net capital reported of $265,650 agrees in all material respects
with the company's computation and amount reported in Part II of Form X-17a-5
(unaudited) FOCUS report as of December 31, 2025

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
As of December 31, 2025

Schedules II, III and IV are not applicable. The company has claimed an exemption from SEC Rule 15c3-3.



4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
South Atlantic Enterprises, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) South Atlantic Enterprises, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which South Atlantic Enterprises, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) South Atlantic Enterprises, Inc. stated that South Atlantic Enterprises, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. South Atlantic Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about South Atlantic Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2026

South Atlantic Enterprises, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the year ended December 31, 2025

South Atlantic Enterprises, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another brokerage-dealer on a fully disclosed basis."

South Atlantic Enterprises, Inc. met, under its best knowledge and belief, exemption 15c3-3, provision k(2)(ii) throughout the year ended December 31, 2025 without exception. No customer funds were received during the year ended December 31, 2025.

Robert L. Abbott, Jr.
February 25, 2026